August 28, 2015

Filed via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Blucora, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 000-25131

Dear Ms. Collins:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated August 20, 2015 (the "Comment Letter"), regarding the Staff's review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2014. Our responses to each comment are provided below. For the Staff's convenience, each comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-K for the Fiscal Year Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Businesses
Search and Content, page 30

1.
We note that Google represented 88%, 80% and 71% of the company’s Search and Content revenues for fiscal 2013, 2014 and the six months ended June 30, 2015, respectively. Considering the continued decline in revenues generated from Google, please explain further your disclosures here where you state that the company expects the concentration of Google’s revenue to continue in the foreseeable future at levels that are substantially similar to 2014. In addition, given the current and apparent on-going challenges facing the Search and Content business resulting from revisions to the Google agreement in 2014 and suspended or limited access to your services for certain distribution partners, tell us how you considered including in your MD&A, a discussion of known trends and uncertainties that are reasonably likely to have a material impact on your results of operations or liquidity. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.C of SEC Release 33-8350.

Response: In the quarterly periods ended March 31, 2015 and June 30, 2015, we experienced continued volatility that caused the Google revenue concentration percentage to decrease. While the Google revenue concentration percentage has decreased from 2014, it still represents a significant revenue concentration that we expect to continue; therefore, in our Form 10-Q's for the quarterly periods ended March 31, 2015 and June 30, 2015, we updated our quarterly discussion to state that we expect the concentration to continue and removed the "at levels that are substantially similar to 2014" reference.

We considered the guidance in Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 with respect to the on-going challenges facing the Search and Content business. We discussed in MD&A on page 34 of our Form 10-K for the fiscal year ended December 31, 2014 the financial impacts related to the Google agreement revision, suspended or limited access to services for certain distribution partners, as well as various other factors that contributed to the decrease of the Search and Content business revenue. Other factors included a technology change, loss of certain distribution partner traffic due to increased competition, difficulty in adding new distribution partners, changes in interpretation and enforcement of our Search Customers' policies and requirements, our own compliance efforts, and volatility with respect to quality scores that are applied by our Search Customers to certain of our sites. We also explained that quarterly sequential revenue decreases in the second half of 2014 were primarily due to the impact of certain of those factors, and that we expected further downward pressure on quarterly revenues through at least the first half of 2015. Further, we noted that if our Search Customers continue to revise the interpretation and enforcement of their requirements and policies and to the extent we experience continued volatility in quality scores, our Search and Content business will continue to experience volatility and its financial performance will continue to decline.

Critical Accounting Policies and Estimates
Goodwill and intangible assets impairment, page 50

2.
We note that you recorded a significant impairment to the goodwill associated with your E-Commerce business. We also note that your market capitalization, which you use to validate the reasonableness of your reporting unit fair values, has steadily declined since the beginning of fiscal 2014. For each of your reporting units, please tell us the percentage by which the fair value exceeded the carrying value. To the extent that any reporting unit, with a material amount of goodwill, has an estimated fair value that is not substantially in excess of the carrying value, and is at potential risk of failing step one of the goodwill impairment analysis, please confirm that you will disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

•	the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, disclose this determination. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: We evaluate goodwill for impairment annually, as of November 30, or more frequently when events or circumstances indicate that impairment may have occurred. During our 2013 goodwill impairment review, all of our reporting units had estimated fair values that exceeded their carrying values by the following percentages:

2013
Search and Content	185%
Tax Preparation	153%
E-Commerce	51%

As the Staff has noted, our market capitalization steadily declined since the beginning of fiscal 2014. While we were monitoring that as a potential goodwill impairment indicator throughout 2014, we also considered that our 2013 goodwill impairment review indicated that the estimated fair values of each reporting unit substantially exceeded their carrying values. As it related to our E-Commerce reporting unit, we observed other potential goodwill impairment indicators, including personnel transition at the President level in the third quarter of 2014. We continued to monitor the E-Commerce reporting unit after this leadership transition. In the fourth quarter of 2014, we completed the Company's 3-year strategy and financial plan, including a detailed financial plan for the E-Commerce reporting unit under the leadership of the new President. The financial plan for the E-Commerce reporting unit continued to forecast growth from then current levels but represented a lower growth rate than historical levels and lower than the financial plan in place when we acquired the business in August 2013. As a result, a goodwill impairment analysis was triggered, and we determined that E-Commerce goodwill was impaired.

During our 2014 goodwill impairment review and after adjusting the carrying value of the E-Commerce reporting unit for goodwill and intangible impairments, the percentages by which fair values exceeded carrying values were as follows:

2014
Search and Content	35%
Tax Preparation	74%
E-Commerce	16%

We acknowledge the Staff's comment and believe that the estimated fair value of the Tax Preparation reporting unit substantially exceeded its carrying value and will disclose this determination in future filings. As for the Search and Content and E-Commerce reporting units, we plan to disclose the percentages of such excesses and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining their fair values in future filings.

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 11: Segment Information, page 84

3.
We note that your E-Commerce business sells a variety of products. Please tell us what consideration was given to disclosing revenues by major product type pursuant to the guidance in ASC 280-10-50-40.

Response: Subsequent to our acquisition of Monoprice in August 2013 and the hiring of its new President in the third quarter of 2014, product categorization classification has evolved, and as a result, a consistent taxonomy of our products is not available, making the disclosure described in ASC 280-10-50-40 impracticable. We acknowledge the Staff's comment and will disclose the impracticability of such disclosure in subsequent filings. When the information required to make the disclosure is available, we will include revenues by major product type pursuant to ASC 280-10-50-40.

In connection with the foregoing response to the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201‑6100 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

/s/ Eric Emans
Eric Emans
Chief Financial Officer